As filed with the Securities and Exchange Commission on December 7, 2016

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________

GOLD RESOURCE CORPORATION

(Exact name of registrant as specified in its charter)

Colorado	84-1473173
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2886 Carriage Manor Point

Colorado Springs, CO 80906

(Address of principal executive offices) (Zip code)

Gold Resource Corporation 2016 Equity Incentive Plan

(Full title of the plan)

Jason D. Reid

President and Chief Executive Officer

Gold Resource Corporation

2886 Carriage Manor Point

Colorado Springs, CO 80906

(303) 320-7708

(Name, address and telephone number of agent for service)

Copies to:

David J. Babiarz, Esq. James A. Liebscher, Esq. Polsinelli PC 1515 Wynkoop Street, Suite 600 Denver, Colorado 80202 (303) 572-9300	Jessica Browne, Esq. Vice President Legal, General Counsel and Secretary 2886 Carriage Manor Point Colorado Springs, CO 80906 (303) 320-7708

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of securities	Amount to be	maximum offering	maximum aggregate	Amount of
to be registered	registered(1)	price per share(2)	offering price(2)	registration fee
Common Stock, $0.001 par value	5,000,000	$4.39	$21,950,000	$2,544

_______________

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of common stock which become issuable under the above-named plan by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant’s outstanding shares of common stock.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (h) under the Securities Act, based upon the average of the high and low sale prices of the common stock as reported on the NYSE MKT on December 1, 2016.

Explanatory Note

This Registration Statement on Form S-8 is being filed to register 5,000,000 shares of Gold Resource Corporation (the “Registrant,” “us,” “our,” or “we”) common stock (“Common Stock”), to be issued pursuant to the Gold Resource Corporation 2016 Equity Incentive Plan (the “Plan”). On April 14, 2016, the Registrant’s Board of Directors approved the Plan to, among other things, (i) supersede the Gold Resource Corporation Amended and Restated Non-Qualified Stock Option and Stock Grant Plan and (ii) provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock grants, stock units, performance shares, performance share units, and performance cash. These actions were approved by the shareholders of the Registrant on June 15, 2016. Accordingly, the total number of shares of the Registrant’s Common Stock authorized for issuance under the Plan is 5,000,000, all of which are being registered hereby.

This Registration Statement also includes a reoffer prospectus that may be used for the offer and sale of securities by officers and directors of Gold Resource Corporation who may be deemed to be “affiliates” of Gold Resource Corporation, as that term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). The reoffer prospectus contained herein has been prepared in accordance with the requirements of General Instruction C of Form S-8 and Part I of Form S-3. Pursuant to Rule 429 of the Securities Act, the reoffer prospectus also relates to shares of common stock covered by the Registration Statements of Gold Resource Corporation on Form S-8 filed with the Securities and Exchange Commission on January 16, 2007 (File No. 333-139985), and on January 20, 2011 (File No. 333-112269), the contents of which are incorporated by reference herein pursuant to General Instruction E to Form S-8.

i

Part I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of Form S-8 will be sent or given to employees and other participants in the Plan as specified by Rule 428(b)(1) of the Securities Act. In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

ii

Reoffer Prospectus

GOLD RESOURCE CORPORATION

3,927,263 shares of Common Stock

This reoffer prospectus relates to the sale of 3,927,263 shares of common stock, $0.001 par value per share, that may be offered and resold from time to time by certain eligible participants and existing shareholders of our company identified in this prospectus (the “Selling Shareholders”) under the heading “SELLING SHAREHOLDERS.” We will not receive the proceeds from sale of the shares. The shares may be offered by Selling Shareholders: (i) in transactions in the over-the-counter market, on an automated inter-dealer system or national securities exchange on which shares of our common stock may be listed, in negotiated transactions, or a combination of such methods of sale, and (ii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares to or through securities broker-dealers. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See “SELLING SHAREHOLDERS” and “PLAN OF DISTRIBUTION” in this prospectus for additional information. The Selling Shareholders may also sell such shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) if the requirements for the availability of such rule have been satisfied.

The shares offered under this prospectus are “control securities” under the Securities Act before their sale under this prospectus. This prospectus has been prepared for the purposes of allowing for future sales by Selling Shareholders on a delayed or continuous basis to the public without restriction.

The shares will be issued to the Selling Shareholders under the Gold Resource Corporation 2016 Equity Incentive Plan (the “Plan”) or a predecessor equity incentive plan. We have agreed to bear all expenses (other than underwriting discounts, selling commissions, and underwriter expense allowance, and fees and expenses of counsel and other advisers to the Selling Shareholders) in connection with the registration and sale of the shares being offered by the Selling Shareholders.

Our common stock is traded on the NYSE MKT (the “NYSE MKT”) under the symbol “GORO.” On December 6, 2016, the closing price of our common stock was $4.66 on the NYSE MKT.

These Securities Involve a High Degree of Risk. See “RISK FACTORS” beginning at Page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 6, 2016

Additional Information Available	3
Documents Incorporated by Reference	3
Forward-Looking Statements	4
Summary	6
Risk Factors	8
Use of Proceeds	19
Selling Shareholders	19
Plan of Distribution	21
Legal Matters	22
Experts	22

You should rely only on the information contained in this prospectus, including the information incorporated by reference.  We have not authorized anyone to provide you with additional information that is different from that contained in this prospectus.  You should not assume that the information provided in this prospectus, or any document incorporated by reference, is accurate as of any date other than the date on the cover page of those documents regardless of the time and delivery of this prospectus or any sale of the common stock offered by this prospectus.

Additional Information Available

The registration statement (including post-effective amendments) that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities the Selling Shareholders may offer under this prospectus.

The public may read and copy any materials we file with the Securities and Exchange Commission, which we refer to as the “SEC,” at the SEC’s Public Reference Room at 100 F Street N.E.,  Washington,  DC 20549. The public may obtain more information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You may review and copy any of the reports or proxy statements that we file with the SEC at that site.

Documents Incorporated By Reference

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner of securities, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Requests should be directed to:

Gold Resource Corporation

2886 Carriage Manor Point

Colorado Springs, CO 80916

Telephone number: (303) 320-7708

Attention: Jessica Browne, Vice President Legal, General Counsel and Secretary

Email: jessicabrowne@goldresourcecorp.com

The following documents filed by us with the SEC (File Number 001-34857) are hereby incorporated by reference into the registration statement of which this prospectus is a part:

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2016, June 30, 2016 and September 30, 2016;

(b)

Our Current Reports on Form 8-K filed on March 22, 2016, March 24, 2016, June 15, 2016, and August 18, 2016 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed);

(c)

Our Definitive Proxy Statement on Schedule 14A filed April 29, 2016 (solely those portions that were incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2015); and

(d)	The description of our capital stock contained in the registration statement on Form 8-A filed with the SEC on August 25, 2010.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) subsequent to the date of this prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into the registration statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Cautionary Statement Regarding
Forward-Looking Statements

This prospectus and the information incorporated by reference herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial and otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

•	Commodity price fluctuations;
•	Mine protests and work stoppages;
•	Rock formations, faults and fractures, water flow and possible CO2 gas exhalation or other unanticipated geological situations;
•	Decisions of foreign countries and banks within those countries;
•	Unexpected changes in business and economic conditions, including the rate of inflation;
•	Changes in interest rates and currency exchange rates;
•	Timing and amount of production;
•	Technological changes in the mining industry;
•	Our costs;
•	Changes in exploration and overhead costs;
•	Access and availability of materials, equipment, supplies, labor and supervision, power and water;
•	Results of current and future feasibility studies;
•	The level of demand for our products;
•	Changes in our business strategy, plans and goals;
•	Interpretation of drill hole results and the geology, grade and continuity of mineralization;
•	Acts of God such as floods, earthquakes and any other natural disasters;
•	The uncertainty of mineralized material estimates and timing of mine construction expenditures; and

•

Other risks identified in the section entitled “RISK FACTORS” in any post-effective amendment or prospectus supplement hereto, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and, from time to time, in other reports we file with the SEC or in other documents that we publicly disseminate.

This list, together with the factors identified under the section entitled “RISK FACTORS,” is not an exhaustive list of the factors that may affect any of our forward-looking statements. You should read this prospectus, any post-effective amendment and any prospectus supplement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our beliefs, expectations and opinions only as of the date of this prospectus, any post-effective amendment and any prospectus supplement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. We do not undertake to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, other than to reflect a material change in the information previously disclosed, as required by applicable law. You should review our subsequent reports filed from time to time with the SEC on Forms 10-K, 10-Q and 8-K and any amendments thereto. We qualify all of our forward-looking statements by these cautionary statements.

Prospective investors are urged not to put undue reliance on forward-looking statements.

Summary

The following summary highlights information found in this prospectus and the documents incorporated by reference in this prospectus. It does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the sections entitled “RISK FACTORS” and “DOCUMENTS INCORPORATED BY REFERENCE.”

As used in this prospectus, unless the context requires otherwise, the terms “Gold Resource Corporation,” the “Company,” “we,” “our,” and “us” refer to Gold Resource Corporation and, where the context requires, our subsidiaries.

Our Company

Gold Resource Corporation was organized under the laws of the State of Colorado on August 24, 1998. We are a producer of metal concentrates that contain gold, silver, copper, lead and zinc, and doré containing gold and silver at the Aguila Project in the southern state of Oaxaca, Mexico (“Oaxaca”). The Aguila Project includes the Aguila open pit mine, which ceased operations in February 2011, and the Arista underground mine, which is currently in operation. We also perform exploration and evaluation work on our portfolio of precious and base metal exploration properties in Oaxaca and Nevada, United States of America (“Nevada”) and continue to evaluate other properties for possible acquisition.

We have two operational units in North America, the Oaxaca Mining Unit and the Nevada Mining Unit. The majority of our assets are located at our Oaxaca Mining Unit, located on our Aguila Project, including our Aguila milling facility and Arista underground mine. The Aguila milling facility produces metal concentrates and doré from ore mined from the Arista mine, which contains precious metal products of gold and silver, and by-products of copper, lead and zinc. The Aguila Project includes approximately 30,074 hectares of mining concessions, an access road from a major highway, haul roads, a mill facility and adjoining buildings, an assay lab, an open pit and underground mine, tailings pond and other infrastructure. We perform exploration, evaluation and development work on our properties within our Nevada Mining Unit.

Our operations in Oaxaca are conducted through our Mexican subsidiary, Don David Gold Mexico S.A. de C.V. (“DDGM”). Our Nevada exploration and development is done through our wholly-owned subsidiaries, GRC Nevada Inc. and Walker Lane Minerals Corp.

Our principal executive offices are located 2886 Carriage Manor Point, Colorado Springs, Colorado 80906, and our telephone number is (303) 320-7708. We maintain a website at www.goldresourcecorp.com and through a link on our website you can view the periodic filings that we make with the U.S. Securities and Exchange Commission (“SEC”), as well as certain of our corporate governance documents such as our code of ethics.

Oaxaca Mining Unit

The Arista underground mine is our primary source of ore to feed the mill at present. The mining methods of long-hole stoping and cut-and-fill are utilized.  During 2016, we have drifted toward the Switchback vein system, an area of mineralization approximately 500 meters northeast of the Arista vein system.  Switchback drill results have intercepted at least seven veins with mineralized material identified along a strike length of nearly 450 meters and a vertical depth of more than 450 meters. We have reached the mineralized Switchback veins on level 24 at the end of the third quarter of 2016. We are preparing to extract mineralized material from Switchback during the fourth quarter 2016. Exploration from underground drill stations continue to test the extent of the Arista and Switchback vein systems mineralization while continuing to optimize the overall Arista mine plan.

We are also developing the Mirador mine at our Alta Gracia Project, having received our final permit to begin mining.  We envision relatively small-scale mining initially at this site, improving on historic underground workings, and trucking approximately 100 to 200 tonnes per day to the Aguila mill for processing through the agitated leach circuit, which has heretofore remained dormant. We are targeting to process mill feed from Mirador in late 2016 or early 2017.

We also performed exploration at several of our other properties, including a surface drill program on portions of the Alta Gracia Project and Las Margaritas property that focused on previously identified drill targets and testing new targets.

Nevada Mining Unit

In 2015, we acquired a three-year option to purchase a property held by Silver Reserve Corporation, a wholly-owned subsidiary of Infrastructure Materials Corp. We refer to the property as Gold Mesa, a gold bearing property in south central Nevada’s Walker Lane Mineral Belt. We also staked 140 additional unpatented claims surrounding the original Gold Mesa property covering an area of approximately 2,800 acres. We have completed two drill campaigns in 2016 and continue to develop additional drill targets. The results of our initial program were very encouraging, suggesting a future operation of high-grade, potential open pit or pits whereby standard heap leaching would be utilized for mineral extraction.  The high-grade mineralization begins at and/or just below the surface.

In August 2016, we acquired an entity called Walker Lane Minerals Corp. from two Texas limited partnerships, which entity holds all of the assets related to the development project called Isabella-Pearl in Mineral County, Nevada. We acquired a total of 341 unpatented mining claims covering approximately 6,800 acres, which are subject to royalty interests up to 3% of net smelter returns. The project is in advanced-stage engineering and permitting. Initial activities at this property since our acquisition include drilling for reserve delineation and further metallurgical studies, in addition to completing preparations for permitting and drilling a water well. We expect to undertake further exploration activity, engineering and design work to determine a production decision in the near future.

In August 2016, we also acquired the Mina Gold property from Nevada Select Royalty, Inc., a wholly-owned subsidiary of Ely Gold & Minerals Inc., which property is located near Isabella-Pearl and Gold Mesa. Mina Gold is comprised of five patented and 43 unpatented mining claims covering approximately 825 acres, subject to royalty interests varying from 2% to 3% of net smelter returns. Mina Gold is an exploration-stage property.  We continue to review historical mining data with an initial reverse circulation drill program planned for the fourth quarter of 2016.

During 2016, we released our option to purchase two Nevada exploration properties we referred to as Radar and Goose. The net effect of these additions and reductions in Nevada brings our total interest to approximately 12,000 acres in Mineral County, Nevada over which we maintain a 100% interest.

Our goals for the remainder of 2016 are to replace and supplement the reserves we mined from the Oaxaca Mining Unit’s Arista underground mine, continue our focus on lowering our costs and diversifying our operations by further developing our Nevada Mining Unit and to determine whether to place the Isabella Pearl Project into production.

Risk Factors

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks, along with all of the other information included in this prospectus, including the information incorporated herein by reference, before deciding to buy our common stock. Additional risks that we currently deem to be immaterial may also impair our business operations. If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.

Risks Relating to Our Company

Our existing production is limited to a single mine and any interruptions or stoppages in our mining activities would adversely affect our revenue.

We are presently relying on a single mine to provide mineralized material for processing at our mill facility which we sell to fund our operations. Any interruption in our ability to mine this location, such as a labor strike, natural disaster, or loss of permits would negatively impact our ability to collect revenue following such interruption. Additionally, if we are unable to economically develop additional mines, we will eventually deplete the body of mineralized material and will no longer generate revenue sufficient to fund our operations. A decrease in, or cessation of, our mining operations would adversely affect our financial performance and may eventually cause us to cease operations.

If we are unable to achieve gold and silver production levels anticipated from our Aguila Project, our financial condition and results of operations will be adversely affected.

We have proceeded with the processing of the mineralized material from the Arista underground mine at the Aguila Project based on estimates of mineralized material identified during exploration and in our Proven and Probable Reserve report. However, risks related to metallurgy are inherent when working with extractable minerals. Sales of gold and silver that we realize from future mining activity will be less than anticipated if the mined material does not contain the concentration of gold and silver predicted by our geological exploration, studies and reports. If sales of gold and silver are less than anticipated, we may not be able to recover our investment in our property and our operations may be adversely affected. Our inability to realize production based on quarterly or annual projections may also adversely affect the price of our common stock and you may lose all or part of your investment.

The volatility of the price of gold and silver could adversely affect our future operations and, if warranted, our ability to develop our properties.

The profitability of our operations, the value of our properties and our ability to raise funding to conduct continued exploration and mine construction, if warranted, are directly related to the market price of gold, silver and other base metals. The price of gold and silver may also have a significant influence on the market price of our common stock. Our decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the prices of gold and silver may prevent our properties from being economically mined or result in the write-off of assets whose value is impaired as a result of lower commodity prices. The volatility in gold and silver prices is illustrated by the following table, which sets forth for each of the past five calendar years, the average annual market prices in U.S. dollars per ounce of gold and silver based on the daily London P.M. fix:

Mineral	2011	2012	2013	2014	2015
Gold	$1,572	$1,669	$1,411	$1,266	$1,062
Silver	$35.12	$31.15	$23.79	$19.08	$13.82

The price of gold and silver is affected by numerous factors beyond our control, including inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, the sale of gold and silver by central banks, and the political and economic conditions of major gold and silver producing countries throughout the world. Accordingly, no amount of planning or technical expertise can fully eliminate these risks. In the event gold or silver prices decline or remain low for prolonged periods of time, we may be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

Estimates of proven and probable reserves and mineralized material are uncertain and the volume and grade of ore actually recovered may vary from our estimates.

The proven and probable reserves stated in our Form 10-K, filed with the SEC on March 9, 2016, represent the amount of gold, silver, copper, lead and zinc that we estimated, at December 31, 2015, could be economically and legally extracted or produced at the time of the reserve determination. We also include in our Form 10-K estimates of mineralized material that we believe exists at our properties. Estimates of proven and probable reserves and mineralized material are subject to considerable uncertainty. Such estimates are, to a large extent, based on the prices of gold, silver, copper, lead and zinc and interpretations of geologic data obtained from drill holes and other exploration techniques.

Additionally, the term “mineralized material” as used in this prospectus and in our Form 10-K, does not indicate proven and probable reserves as defined by Industry Guide 7 (“Guide 7”) promulgated by the SEC or our standards. Estimates of mineralized material are subject to further exploration and development and are therefore subject to considerable uncertainty. We cannot be certain that any part or parts of the mineralized material deposit will ever be confirmed or converted into Guide 7 compliant reserves or that mineralized material can be economically or legally extracted.

If the price of gold or silver declines from recent levels, if production costs increase or recovery rates decrease, or if applicable laws and regulations are adversely changed, we can offer no assurance that the indicated level of recovery will be realized or that mineral reserves or mineralization as currently reported can be mined or processed profitably. If we determine that a portion of our ore reserves become uneconomic, this may ultimately lead to a reduction in our reported reserves. Consequently, if our actual mineral reserves are less than current estimates, our business, prospects, results of operations and financial position may be materially impaired.

Our current property portfolio is limited to a single producing property in Mexico and our ability to remain profitable over the long-term will depend on our ability to expand the known deposits like Arista and /or identify, explore and develop additional properties in Mexico and Nevada.

Gold and silver producers must continually replace reserves depleted by production to maintain production levels over the long term and provide a return on invested capital. Depleted reserves can be replaced in several ways, including expanding known ore bodies, locating new deposits, or acquiring interests in reserves from third parties. Exploration is highly speculative in nature, capital intensive, involves many risks and is frequently unproductive. Our current or future exploration programs may not result in new mineral producing operations. Even if significant mineralization is discovered, it will likely take many years from the initial phases of exploration until commencement of production, during which time the economic feasibility of production may change.

As a result of these uncertainties, our exploration programs and any acquisitions which we may pursue may not result in the expansion or replacement of our current production with new ore reserves or operations, which could have a material adverse effect on our business, prospects, results of operations and financial position.

We have incurred substantial losses in the past and may not continue to be profitable.

During the fiscal years ended December 31, 2015, 2014 and 2013, we reported comprehensive income of $3.1 million, $15.0 million and $5.3 million, respectively. We have accumulated retained earnings of $6.5 million as of September 30, 2016 but reported an accumulated deficit as recently as March 31, 2016. The decrease in metal prices in recent years has caused a significant decrease in our profit margin and there is no assurance that we will be profitable in the future. Unexpected interruptions in our mining business may cause us to incur losses, or the revenue that we generate from production may not be sufficient to fund continuing operations including exploration and mine construction costs. Our failure to generate future profits may adversely affect the price of our common stock and you may lose all or part of your investment.

We may require significant additional capital to fund our business plan.

We may be required to expend significant funds to determine if mineralized material and proven and probable mineral reserves exist at any of our non-producing properties, to continue exploration, and if warranted, develop our existing properties and to identify and acquire additional properties to diversify our property portfolio. We have spent, and may be required to continue to expend, significant amounts of capital for drilling, geological and geochemical analysis, assaying and feasibility studies in connection with our exploration. We may not benefit from these investments if we are unable to identify commercially exploitable mineralized material.

Our ability to obtain necessary funding for these purposes, in turn, depends upon a number of factors, including our historical and prospective results of operations, the status of the national and worldwide economy, the price of gold, silver and other valuable metals and the costs associated with extracting them. The mining sector has been negatively impacted by a general decline in metal prices over the last five years. We may not be successful in generating or obtaining the required financing, or if we can obtain such financing, such financing may not be on terms that are favorable to us. Failure to obtain such additional financing could result in delay or indefinite postponement of further mining operations or exploration and construction and the possible partial or total loss of our potential interest in our properties.

Revenue from the sale of our metals may be adversely affected by loss or damage during shipment and storage at our buyer’s facilities.

We rely on third-party transportation companies to transport our metals to the buyer’s facilities for processing and further refining. The terms of our sales contracts with the buyers require us to rely on assay results from samples of our metals that are obtained at the buyer’s warehouse to determine the final sales value for our metals. Once the metal leaves our mill facility, we no longer have direct custody and control of these products. Theft, loss, automobile accidents, improper storage, fire, natural disasters, tampering or other unexpected events while in transit or at the buyer’s location may lead to the loss of all or a portion of our metal products. Such losses may not be covered by insurance and may lead to a delay or interruption in our revenue and our operating results may be adversely affected.

Exploration and, if deemed feasible, development of mineral properties is inherently risky and could lead to unproductive properties and/or capital investments.

Our long-term success depends on our ability to identify additional mineral deposits on our properties at our Oaxaca Mining Unit or our Nevada Mining Unit and any other properties that we have or may acquire and to develop one or more of those properties into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently unproductive. These risks include unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labor. The success of gold exploration is determined in part by the following factors:

•	The identification of potential gold mineralization based on surface and drill analysis;
•	Availability of government-granted exploration and construction permits;

•	The quality of our management and our geological and technical expertise; and
•	The capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through detail drilling and analysis, to develop metallurgical processes to extract metal and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade, metallurgy, rock competency and proximity to infrastructure like power, water and roads; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and local and communal support. We may invest significant capital and resources in exploration activities and abandon such investments if we are unable to identify commercially exploitable mineral reserves. The decision to abandon a project may have an adverse effect on the market value of our securities and our ability to raise future financing.

We may acquire additional exploration stage properties and we may face negative reactions if reserves are not located on acquired properties.

We have in the past and may in the future acquire additional exploration stage properties. There can be no assurance that we have or will be able to complete the acquisition of such properties at reasonable prices or on favorable terms and that reserves will be identified on any properties that we acquire. We may also experience negative reactions from the financial markets if we are unable to successfully complete acquisitions of additional properties or if reserves are not located on acquired properties. These factors may adversely affect the trading price of our common stock or our financial condition or results of operations.

To the extent that we seek to expand our operations and increase our reserves through acquisitions, we may experience issues in executing acquisitions or integrating acquired operations.

From time to time, we examine opportunities to make selective acquisitions in order to provide increased returns to our shareholders and to expand our operations and reported reserves and, potentially, generate synergies. The success of any acquisition would depend on a number of factors, including, but not limited to:

•	Identifying suitable candidates for acquisition and negotiating acceptable terms;
•	Obtaining approval from regulatory authorities and potentially our shareholders;
•	Maintaining our financial and strategic focus and avoiding distraction of management during the process of integrating the acquired business;
•	Implementing our standards, controls, procedures and policies at the acquired business and addressing any pre-existing liabilities or claims involving the acquired business; and
•	To the extent the acquired operations are in a country in which we have not operated historically, understanding the regulations and challenges of operating in that new jurisdiction.

There can be no assurance that we will be able to conclude any acquisitions successfully, or that any acquisition will achieve the anticipated synergies or other positive results. Any material problems that we encounter in connection with such an acquisition could have a material adverse effect on our business, results of operations and financial position.

We rely on contractors to conduct a significant portion of our operations and construction projects.

A significant portion of our operations and construction projects are currently conducted in whole or in part by contractors, including specifically our mining contractor at the Arista mine. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

•	Negotiating agreements with contractors on acceptable terms;

•	The inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
•	Reduced control and oversight over those aspects of operations which are the responsibility of the contractor;
•	Failure of a contractor to perform under its agreement;
•	Interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;
•	Failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and
•	Problems of a contractor with managing its workforce, labor unrest or other related employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position.

We currently do not enter into forward sales, commodity, derivatives or hedging arrangements with respect to our gold and silver production, and as a result, we are exposed to the impact of any significant decrease in the price of gold or silver.

We sell the gold and silver we produce at quoted market metal prices. Currently, we do not enter into forward sales, commodity, derivative or hedging arrangements to establish a price in advance for the sale of future gold or silver production, although we may do so in the future. As a result, we may realize the benefit of any short-term increase in the gold or silver price, but we are not protected against decreases in the gold or silver price. If the gold or silver price decreases significantly, our revenues may be materially adversely affected.

Our producing property is subject to a lease in favor of a third party which provides for royalties on production.

The leased portion of the Aguila property provides for a net smelter return royalty of 4% where production is sold in the form of gold and silver doré and 5% where production is sold in concentrate form. The requirement to pay royalties to the owner of the concessions at our Aguila property reduces our profitability.

Our profits are subject to two mining duties imposed by the Mexican government.

The Mexican government requires mineral producers to pay a ‘special’ mining duty to the government of 7.5% on net profits from metal concentrate sales and an additional ‘extraordinary’ mining duty of 0.5% on gross sales of precious metals of gold, silver and platinum. This legislation has and may in the future significantly and adversely affect our results of operations, including our cash flows, which may in turn affect the amount of capital we have available for typical uses of cash, including but not limited to, reinvestment into our business, funding new projects and paying dividends to our shareholders.

The facilities and development of our underground mine and operation of our mill are subject to all of the risks inherent in development and operations.

These risks include potential delays, cost overruns, shortages of material or labor, construction defects, breakdowns and injuries to persons and property. We engage a combination of North American and Mexican subcontractors and material suppliers in connection with the continued mine construction of the Aguila Project. While we endeavor to take all measures which we deem reasonable and prudent in connection with our facilities, construction of the underground mine and the operation of the mill, there is no assurance that the risks described above will not cause delays or cost overruns in connection with such construction or operation. Any delays would postpone our anticipated receipt of revenue and adversely affect our operations, which in turn may adversely affect the price of our stock.

Our underground mining operations are subject to unique risks.

The exploration for minerals, mine construction and mining operations from an underground mine involve a high level of risk and are often affected by hazards outside of our control. Some of these risks include, but are not limited to, underground fires or floods, fall-of-ground accidents, seismic activity and unexpected geological formations or conditions including noxious fumes or gases. The occurrence of one or more of these events in connection with our exploration, mine construction, or production activities may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, environmental damage and potential legal liabilities, all of which may adversely affect our reputation, business, prospects, results of operations and financial position.

Our operations are subject to permitting requirements which could result in the delay, suspension or termination of our operations.

Our operations, including our ongoing exploration drilling programs and production at the Aguila Project, require permits from the Mexican government. If we cannot obtain or maintain the necessary permits or if there is a delay in receiving future permits, our timetable and business plan will be adversely affected.

Our ability to recognize the benefits of deferred tax assets is dependent on future cash flows and taxable income.

We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized; otherwise, a valuation allowance is applied against deferred tax assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income, in turn, are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize the deferred tax assets could be impacted. Additionally, future changes in tax laws could limit our ability to obtain the future tax benefits represented by our deferred tax assets. At December 31, 2015, our net deferred tax assets were $21.1 million.

Our continuing reclamation obligations at our operations could require significant additional expenditures.

We are responsible for the reclamation obligations related to disturbances located on all of our properties, including the Aguila Project. We have reserved a liability on our balance sheet to cover the estimated fair value of our reclamation obligation. However, there is a risk that any reserve could be inadequate to cover the actual costs of reclamation when carried out. Continuing reclamation obligations will require a significant amount of capital. There is a risk that we will be unable to fund these additional obligations and further, that the regulatory authorities may increase reclamation requirements to such a degree that it would not be commercially reasonable to continue exploration activities, which may adversely affect our results of operations, financial performance and cash flows.

Our operating properties located in Mexico are subject to changes in political or economic conditions and regulations in that country.

The risks with respect to Mexico or other developing countries include, but are not limited to: nationalization of properties, military repression, extreme fluctuations in currency exchange rates, criminal activity, lack of personal safety or ability to safeguard property, labor instability or militancy, mineral title irregularities and high rates of inflation. In addition, changes in mining or investment policies or shifts in political attitude in Mexico may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, opposition from non-governmental organizations, water use and mine safety. The effect of these factors cannot be accurately predicted but may adversely impact our operations.

Our ability to develop our Mexican properties is subject to the rights of the Ejido (agrarian cooperatives) who use the surface for agricultural purposes.

Our ability to mine minerals is subject to maintaining satisfactory arrangements with the Ejido for access and surface disturbances. Ejidos are groups of local inhabitants who were granted rights to conduct agricultural activities on the property. We must negotiate and maintain a satisfactory arrangement with these residents in order to disturb or discontinue their rights to farm. While we have successfully negotiated and signed such agreements related to the Aguila Project, our inability to maintain these agreements or consummate similar agreements for new projects could impair or impede our ability to successfully explore, develop and mine the properties.

Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete.

Competition in the mining industry for desirable properties, investment capital and personnel is intense. Numerous companies headquartered in the United States, Canada and elsewhere throughout the world compete for properties and personnel on a global basis. We are a small participant in the gold mining industry due to our limited financial and personnel resources. We presently operate with a limited number of personnel and we anticipate operating in the same manner going forward. We compete with other companies in our industry to hire qualified personnel when needed to successfully operate our mine and mill site. We may be unable to attract the necessary investment capital or personnel to fully explore and if warranted, develop our properties and be unable to acquire other desirable properties. We believe that competition for acquiring mineral properties, as well as the competition to attract and retain qualified personnel, may continue to be intense in the future.

Since a significant amount of our expenses are paid in Mexican pesos and we sell our production in United States dollars, we are subject to changes in currency values that may adversely affect our results of operations.

Our operations in the future could be affected by changes in the value of the Mexican peso against the United States dollar. The appreciation of non-U.S. dollar currencies such as the peso against the U.S. dollar increases expenses and the cost of purchasing capital assets in U.S. dollar terms in Mexico, which can adversely impact our operating results and cash flows. Conversely, depreciation of non-U.S. dollar currencies usually decreases operating costs and capital asset purchases in U.S. dollar terms. The value of cash and cash equivalents, and other monetary assets and liabilities denominated in foreign currencies also fluctuate with changes in currency exchange rates.

Our activities are subject to significant environmental regulations, which could raise the cost of doing business or adversely affect our ability to develop our properties.

Our Mexican mining operations are subject to environmental regulation by SEMARNAT. Regulations governing advancement of new projects or significant changes to existing projects require an environmental impact statement, known in Mexico as a MIA. We may also be required to submit proof of local community support for a project to obtain final approval. If an environmental impact statement is adverse or if we cannot obtain community support, our ability to explore and develop our properties could be adversely affected. Significant environmental legislation exists in Mexico, including fines and penalties for spills, release of emissions into the air, and other environmental damage, which fines or penalties could adversely affect our financial condition or results of operations. In addition, significant state and federal environmental protection laws in the U.S. may hinder our ability to explore at our Nevada Mining Unit and may also delay or prohibit us from developing properties where economic material is found.

Our business is subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. The U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Our Code of Ethics and other corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by our affiliates, employees or agents. As such, our corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage our reputation, which could have a material adverse effect on our business, financial position and results of operations or cause the market value of our common stock to decline.

We are dependent upon information technology systems, which are subject to disruption, damage, failure and risks associated with implementation and integration.

We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We may also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations. We are modifying our enterprise software to support various operational functions, financial reporting and controls management. The modification of this system carries risks such as cost overruns, delays and interruptions. If we are not able to successfully implement these system modifications, we may have to rely on manual reporting processes and controls over financial reporting that have not been planned, designed or tested. Various measures have been implemented to manage our risks related to the system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position and results of operations and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses.

Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our operations are, and any future mining operations or construction we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and mining of mineral properties, such as, but not limited to:

•	Economically insufficient mineralized material;
•	Fluctuation in production costs that make mining uneconomical;
•	Labor disputes;
•	Unanticipated variations in grade and other geologic problems;
•	Environmental hazards;
•	Water conditions;
•	Difficult surface or underground conditions;
•	Industrial accidents;
•	Metallurgic and other processing problems;
•	Mechanical and equipment performance problems;
•	Failure of pit walls, dams, declines, drifts and shafts;
•	Unusual or unexpected rock formations;
•	Personal injury, fire, flooding, cave-ins and landslides; and
•	Decrease in the value of mineralized material due to lower gold and silver prices.

Any of these risks can materially and adversely affect, among other things, the construction of properties, production quantities and rates, costs and expenditures, potential revenues and targeted production dates. We currently have limited insurance to guard against some of these risks. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write down of our investment in these interests. All of these factors may result in losses in relation to amounts spent which are not recoverable or result in additional expenses.

We do not insure against all of the risks to which we may be subject in our operations.

While we currently maintain insurance for general commercial liability claims and the physical assets at our Aguila Project, we do not maintain insurance to cover all of the potential risks associated with our operations. We might be subject to liability for environmental, pollution or other hazards associated with mineral exploration,  mine construction, and mineral production activities which risks may not be insured against, which may exceed the limits of our insurance coverage, or which we may elect not to insure against because of premium costs or other reasons. We may also not be insured against interruptions to our operations. Losses from these or other events may cause us to incur significant costs which could materially adversely affect our financial condition and our ability to fund activities on our property. A significant loss could force us to reduce or terminate our operations.

We depend upon a limited number of personnel and the loss of any of these individuals could adversely affect our business.

Due to the relatively limited number of personnel that we employ, we are dependent on certain individuals to run our business. These individuals include our executive officers and other key employees. If any of these individuals were to die, become disabled or leave our company, we would be forced to identify and retain individuals to replace them. There is no assurance that we can find suitable individuals to replace them or to add to our employee base if that becomes necessary. We have no life insurance on any individual, and we may be unable to hire a suitable replacement for them on favorable terms should that become necessary.

In the event of a dispute regarding title to our operating property or our Mexican operations, it will likely be necessary for us to resolve the dispute in Mexico, where we would be faced with unfamiliar laws and procedures.

The resolution of disputes in foreign countries can be costly and time consuming. In a foreign country we face the additional burden of understanding unfamiliar laws and procedures. We may not be entitled to a jury trial, as we might be in the United States. Further, to litigate in any foreign country, we would be faced with the necessity of hiring lawyers and other professionals who are familiar with the foreign laws. For these reasons, we may incur unforeseen losses if we are forced to resolve a dispute in Mexico or any other foreign country.

Our directors and officers may be protected from certain types of lawsuits.

The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. Additionally, we entered into individual indemnification agreements with our current directors and officers and we intend to execute substantially similar agreements with future directors and officers. The exculpation provisions of any of these items may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment or other circumstances. Pursuant to the terms of the indemnification agreements, we are required to advance funds to our directors and officers prior to the final disposition of any threatened or actual legal proceeding, and including in the event it is ultimately determined that such officer or director is not entitled to indemnification pursuant to the terms of the indemnification agreement, in which case we will depend on reimbursement of advanced expenses from such individual.

Risks Related to Our Common Stock

Our stock price may be volatile and as a result you could lose all or part of your investment.

In addition to other risk factors identified and to volatility associated with equity securities in general, the value of your investment could decline due to the impact of numerous factors upon the market price of our common stock, including:

•	Changes in the worldwide price for gold and/or silver;
•	Volatility in the equities markets;
•	Disappointing results from our exploration or production efforts;
•	Producing at rates lower than those targeted;
•	Political and regulatory risks;
•	Weather conditions, including unusually heavy rains;
•	Failure to meet our revenue or profit goals or operating budget;
•	Decline in demand for our common stock;
•	Downward revisions in securities analysts’ estimates or changes in general market conditions;
•	Technological innovations by competitors or in competing technologies;
•	Investor perception of our industry or our prospects;
•	Lawsuits;
•	Actions by government central banks; and
•	General economic trends.

Through September 30, the price of our stock during 2016 has ranged from a low of $1.15 to a high of $7.78 per share, and ranged from a low of $1.66 to a high of $3.83 per share during 2015. In addition, stock markets in general have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, you may be unable to resell your shares at a desired price.

Past payments of dividends on our common stock are not indictors of future payments of dividends.

In 2012, we instituted a monthly cash dividend payable to holders of our common stock. During 2015, the monthly dividend was $0.01 per share per month until it was modified in December 2015 to one-sixth of a cent per share per month, or $0.02 per share per year. However, our ability to continue to pay dividends in the future will depend on a number of factors, including cash flow, mine construction requirements and strategies, other acquisition and/or construction projects, spot gold and silver prices, taxation, government imposed royalties and general market conditions. Further, a portion of our cash flow is expected to be retained to finance our operations. Any material change in our operations may affect future dividends which may be modified or canceled at the discretion of our Board of Directors. Any decrease in our monthly dividend would likely have an adverse impact on the price of our common stock.

We are subject to the Continued Listing Criteria of the NYSE MKT, and our failure to satisfy these criteria may result in delisting of our common stock.

Our common stock is currently listed on the NYSE MKT. In order to maintain the listing, we must maintain certain share prices and other targets, including maintaining a minimum amount of shareholders’ equity and a minimum number of public shareholders. In addition to objective standards, the NYSE MKT may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE MKT inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE MKT’s listing requirements; if an issuer’s common stock sells at what the NYSE MKT considers a “low selling price” and the issuer fails to correct this via a reverse split of shares after notification by the NYSE MKT; or if any other event occurs or any condition exists which makes continued listing on the NYSE MKT, in its opinion, inadvisable.

If the NYSE MKT delists our common stock, investors may face material adverse consequences, including, but not limited to, a lack of trading market for our securities, reduced liquidity, decreased analyst coverage of our securities, and an inability for us to obtain additional financing to fund our operations.

Issuances of our stock in the future could dilute existing shareholders and adversely affect the market price of our common stock.

We have the authority to issue up to 100,000,000 shares of common stock, 5,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. As of December 6, 2016, there were 56,566,874 shares of common stock outstanding. Future issuances of our securities could be at prices substantially below the price paid for our common stock by our current shareholders. In addition, we can issue blocks of our common stock in amounts up to 20% of the then outstanding shares without further shareholder approval. Because we have issued less of our common stock than many of our larger peers, the issuance of a significant amount of our common stock may have a disproportionately large impact on our share price compared to larger companies.

Our awards of stock options to employees may not have their intended effect.

A portion of our total compensation program for our executive officers and key personnel has historically included the award of options to buy our common stock. If the price of our common stock performs poorly, such performance may adversely affect our ability to retain or attract critical personnel. In addition, any changes made to our stock option policies or to any other of our compensation practices which are made necessary by governmental regulations or competitive pressures could affect our ability to retain and motivate existing personnel and recruit new personnel.

Use of Proceeds

We will not receive any proceeds from the sale of common stock by the Selling Shareholders pursuant to this prospectus. All of the 3,926,723 shares which may be offered pursuant to this prospectus are issuable pursuant to the exercise of stock options or settlement of restricted stock units granted under our Plan. We will receive proceeds from the exercise of outstanding stock options upon their exercise based on the exercise prices of the options. The exercise prices of the stock options range from $2.30 per share to $17.64 per share. All proceeds, if any, from the exercise of the options will be added to our working capital. We will receive no proceeds from settlement of the restricted stock units.

Selling Shareholders

The Selling Shareholders named in this prospectus are offering all of the 3,927,263 shares offered through this prospectus. This prospectus may be supplemented or amended from time to time in order to identify additional shares to be offered by the Selling Shareholders or by the holders of other control securities. Of the 3,927,263 shares offered herein, 3,460,001 relate to securities issuable pursuant to awards granted under the Company’s prior stock option plan and 467,262 relate to securities issuable pursuant to awards granted under the Plan.

The following table provides, as of December 6, 2016, information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders, including:

1.	The number of shares beneficially owned by each Selling Shareholder prior to this offering;
2.	The total number of shares that are to be offered by each Selling Shareholder; and
3.

The total number and percentage of shares that will be beneficially owned by each Selling Shareholder upon completion of the offering, based on 56,566,874 shares of common stock outstanding as of December 6, 2016.

Information with respect to beneficial ownership is based upon information obtained from the Selling Shareholders and from reports filed with the SEC. Information with respect to “Number of Shares Beneficially Owned Prior to the Offering” includes, in addition to shares of common stock already owned, the number of shares issuable upon exercise of the stock options held by the Selling Shareholders that are exercisable within 60 days of the date of this prospectus and any shares of common stock that may be issued upon settlement of restricted stock units that may become vested within 60 days of the date of this prospectus. The “Number of Shares that may be Offered” includes (i) the number of shares issuable upon exercise of the stock options held by the Selling Shareholders that are exercisable within 60 days of the date of this prospectus; (ii) the number of shares that may be acquired by the Selling Shareholders pursuant to the exercise of options that may be become vested more than 60 days from the date of this prospectus; and (iii) the number of shares that may be acquired by the Selling Shareholders through settlement of restricted stock units after the date of this prospectus. Information with respect to “Number of Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by the Selling Shareholder under this prospectus but no other purchases or sales of our common stock by the Selling Shareholders. Except as described below and to our knowledge, the named Selling Shareholder beneficially owns and has sole voting and investment power over all shares or rights to these shares.

Because the Selling Shareholders may offer all, some, or none of the shares received in the future pursuant to the offering contemplated by this prospectus, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of common stock that will be held upon termination of this offering.

Up to 3,927,263 shares of common stock which may be issued pursuant to the Plan or a predecessor to the Plan to our officers or directors, who may be deemed to be “affiliates” of our company, as such term is defined in Rule 405 under the Securities Act, and who are eligible to participate in our Plan, may be sold pursuant to this prospectus. Eligibility to participate in the Plan is available to our officers, directors, employees and eligible consultants, as determined solely by our Board of Directors. Options to purchase up to 3,659,001 shares of common stock have been granted under our Plan or the predecessor plan to certain of our directors and officers, each of whom is named as a Selling Shareholder in this prospectus. Restricted stock units representing 133,262 shares of common stock have been granted under our Plan to certain of our directors and officers, each of whom is named as a Selling Shareholder in this prospectus. The following table contains information for the Selling Shareholders offering 3,927,263 shares pursuant to the Plan:

Name of Selling Shareholder(1)	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares that may be Offered		Shares Beneficially Owned After the Offering
					Number	Percent
Jason D. Reid(2)(3)	1,825,587	(4)(5)	988,609	(5)(6)	1,067,254(4)	1.9%

Bill M. Conrad(2) 5415 Widgeon Point Colorado Springs, CO 80918	599,043	(7)	446,043	(7)	153,000	*

Gary C. Huber(2) 2101 E. Euclid Ave. Centennial, CO 80121	247,826	(8)	242,826	(8)	5,000	*

Alex G. Morrison(2) 5450 S. Niagara Ct. Greenwood Village, CO 80111	120,870	(9)	120,870	(9)	–	*

Jessica M. Browne(3)	344,333	(10)	447,870	(10)(11)	1,000	*

Barry D. Devlin(3)	350,166	(12)	487,935	(12)(13)	8,500	*

Richard M. Irvine(3)	374,000	(14)	500,638	(14)(15)	14,000	*

John A. Labate(3)	16,666	(16)	302,935	(16)(17)	–	*

Gregory A. Patterson(3)	996,670	(18)(19)	389,537	(11)(19)	711,670	1.3%
TOTAL			3,927,263

*Represents less than 1% of the amount of common stock to be outstanding after the offering.

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Gold Resource Corporation, 2886 Carriage Manor Point, Colorado Springs, Colorado 80906
(2)	Director.
(3)	Officer.
(4)

Includes 122,102 shares owned by the reporting person's spouse, of which he disclaims beneficial ownership, 60,000 shares owned in a custodial account for the reporting person’s children, 43,740 shares owned in trust  and 300,000 shares held by a limited liability company in which the reporting person is a member.

(5)	Includes 758,333 shares underlying stock options which are exercisable within 60 days of the date of this prospectus.
(6)

Includes: (i) 27,000 shares underlying stock options that are exercisable on or after July 6, 2017; (ii) 58,333 shares underlying stock options that are exercisable on or after September 9, 2017; (iii) 27,000 shares underlying stock options that are exercisable on or after July 6, 2018; (iv) 58,334 shares underlying stock options that are exercisable on or after September 9, 2018; (v) 27,000 shares underlying stock options that are exercisable on or after July 6, 2019; (vi) 10,869 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2017; (vii) 10,870 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2018; and (viii) 10,870 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2019, so long as the Selling Shareholder remains with the Company until that time.

(7)

Includes 433,000 shares underlying stock options which are exercisable within 60 days of the date of this prospectus and 13,043 shares that may be issued upon settlement of restricted stock units that may vest within 60 days of the date of this prospectus.

(8)

Includes 235,000 shares underlying stock options which are exercisable within 60 days of the date of this prospectus and 7,826 shares that may be issued upon settlement of restricted stock units that may vest within 60 days of the date of this prospectus.

(9)

Includes 115,000 shares underlying stock options which are exercisable within 60 days of the date of this prospectus and 5,870 shares that may be issued upon settlement of restricted stock units that may vest within 60 days of the date of this prospectus.

(10)	Includes 343,333 shares underlying stock options which are exercisable within 60 days of the date of this prospectus.
(11)

Includes: (i) 9,000 shares underlying stock options that are exercisable on or after July 6, 2017; (ii) 33,333 shares underlying stock options that are exercisable on or after September 9, 2017; (iii) 9,000 shares underlying stock options that are exercisable on or after July 6, 2018; (iv) 33,334 shares underlying stock options that are exercisable on or after September 9, 2018; (v) 9,000 shares underlying stock options that are exercisable on or after July 6, 2019; (vi) 3,623 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2017; (vii) 3,623 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2018; and (viii) 3,624 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2019, so long as the Selling Shareholder remains with the Company until that time.

(12)	Includes 341,666 shares underlying stock options which are exercisable within 60 days of the date of this prospectus.
(13)

Includes: (i) 15,000 shares underlying stock options that are exercisable on or after July 6, 2017; (ii) 41,667 shares underlying stock options that are exercisable on or after September 9, 2017; (iii) 15,000 shares underlying stock options that are exercisable on or after July 6, 2018; (iv) 41,667 shares underlying stock options that are exercisable on or after September 9, 2018; (v) 15,000 shares underlying stock options that are exercisable on or after July 6, 2019; (vi) 5,978 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2017; (vii) 5,978 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2018; and (viii) 5,979 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2019, so long as the Selling Shareholder remains with the Company until that time.

(14)	Includes 360,000 shares underlying stock options which are exercisable within 60 days of the date of this prospectus.
(15)

Includes: (i) 13,666 shares underlying stock options that are exercisable on or after July 6, 2017; (ii) 41,667 shares underlying stock options that are exercisable on or after September 9, 2017; (iii) 13,667 shares underlying stock options that are exercisable on or after July 6, 2018; (iv) 41,667 shares underlying stock options that are exercisable on or after September 9, 2018; (v) 13,667 shares underlying stock options that are exercisable on or after July 6, 2019; (vi) 5,434 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2017; (vii) 5,435 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2018; and (viii) 5,435 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2019, so long as the Selling Shareholder remains with the Company until that time.

(16)	Includes 16,666 shares underlying stock options which are exercisable within 60 days of the date of this prospectus.
(17)

Includes: (i) 30,000 shares underlying stock options that are exercisable on or after March 16, 2017; (ii) 15,000 shares underlying stock options that are exercisable on or after July 6, 2017; (iii) 66,667 shares underlying stock options that are exercisable on or after September 9, 2017; (iv) 30,000 shares underlying stock options that are exercisable on or after March 16, 2018;  (v) 15,000 shares underlying stock options that are exercisable on or after July 6, 2018; (vi) 66,667 shares underlying stock options that are exercisable on or after September 9, 2018; (vii) 30,000 shares underlying stock options that are exercisable on or after March 16, 2019; (viii) 15,000 shares underlying stock options that are exercisable on or after July 6, 2019; (ix) 5,978 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2017; (x) 5,978 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2018; and (xi) 5,979 shares issuable upon settlement of restricted stock units that are fully vested on or after July 6, 2019, so long as the Selling Shareholder remains with the Company until that time.

(18)

Includes 6,000 shares owned in a custodial account for the reporting person’s children, 43,740 shares owned in trust and 300,000 shares held by a limited liability company in which the reporting person is a member.

(19)	Includes 285,000 shares underlying stock options which are exercisable within 60 days of the date of this prospectus.

Each Selling Shareholder will acquire our common stock for investment and with no present intention of distributing or reselling such shares unless registered for resale. However, in recognition of the fact that holders of restricted securities may wish to be legally permitted to sell their shares when they deem appropriate, we have filed a Form S-8 registration statement with the SEC of which this prospectus forms a part with respect to the resale of the shares from time to time as described below under “PLAN OF DISTRIBUTION.” We have agreed to prepare and file such amendments and supplements to the registration statement and to keep the registration statement effective until all the shares offered hereby have been sold pursuant thereto, until such shares are no longer, by reason of Rule 144 under the Securities Act or any other rule of similar effect, required to be registered for the sale thereof by the Selling Shareholders.

Certain of the Selling Shareholders, their associates and affiliates may from time to time perform services for us or our subsidiaries in the ordinary course of business.

Plan of Distribution

The shares offered hereby may be sold from time to time to purchasers directly by the Selling Shareholders. Alternatively, the Selling Shareholders may from time to time offer the shares to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders or the purchasers of shares for whom they may act as agents. The Selling Shareholders and any underwriters, broker/dealers or agents that participate in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the sale of the shares by them deemed to be underwriting discounts and commissions under the Securities Act.

The shares offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The sale of the shares may be effected in transactions (which may involve crosses or block transactions) (i) on any national or international securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of shares being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

The Selling Shareholders may also sell such shares pursuant to Rule 144 under the Securities Act if the requirements for the availability of such rules have been satisfied.

To comply with the securities laws of certain jurisdictions, if applicable, the shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

The Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Shareholders. The foregoing may affect the marketability of the shares.

All expenses of the registration of the shares will be paid by us, including, without limitation, SEC filing fees and expenses and compliance with state securities or “blue sky” laws; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any.

Legal Matters

The validity of the shares of common stock offered hereby by will be passed upon for us by Polsinelli PC, Denver, Colorado.

Experts

Our financial statements as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 included in our Annual Report on Form 10-K for the year ended December 31, 2015, have been incorporated by reference in this prospectus in reliance on the reports of KPMG LLP, Denver, Colorado, our independent registered public accounting firm. These financial statements have been incorporated herein by reference upon the authority of said firm as an expert in accounting and auditing.

NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS TO ANY OF THE TIME SUBSEQUENT TO ITS DATE. HOWEVER, THE COMPANY HAS UNDERTAKEN TO AMEND THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART TO REFLECT ANY FACTS OR EVENTS ARISING AFTER THE EFFECTIVE DATE THEREOF WHICH INDIVIDUALLY OR IN THE AGGREGATE REPRESENT A FUNDAMENTAL CHANGE IN THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT. IT IS ANTICIPATED, HOWEVER, THAT MOST UPDATED INFORMATION WILL BE INCORPORATED HEREIN BY REFERENCE TO THE COMPANY’S REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE “DOCUMENTS INCORPORATED BY REFERENCE.”

ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

3,927,263 Shares

GOLD RESOURCE CORPORATION

Common Stock

PROSPECTUS

December 6, 2016

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

Included in the prospectus.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Expert and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

We have entered into indemnification agreements with each of our executive officers and directors which provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, but subject to certain exceptions, any of our directors or officers who are made or threatened to be made a party to a proceeding, by reason of the person serving or having served in their capacity as an executive officer or director with us. We may also be required to advance expenses of defending any proceeding brought against them while serving in such capacity.

Our Articles of Incorporation and Bylaws provide that we must indemnify, to the fullest extent permitted by the laws of the State of Colorado, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the person serving or having served in a capacity as such, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met.

The Colorado Business Corporation Act (“CBCA”) allows indemnification of directors, officers, employees and agents of a company against liabilities incurred in any proceeding in which an individual is made a party because he or she was a director, officer, employee or agent of the company if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A person must be found to be entitled to indemnification under this statutory standard by procedures designed to assure that disinterested members of the board of directors have approved indemnification or that, absent the ability to obtain sufficient numbers of disinterested directors, independent counsel or shareholders have approved the indemnification based on a finding that the person has met the standard. Indemnification is limited to reasonable expenses.

Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the CBCA. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•	any breach of the duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions;

•	violations of certain laws; or

•	any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by our Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8. Exhibits

The exhibits to this registration statement are listed in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

Item 9. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the

Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Colorado Springs, Colorado on this 7th day of December 2016.

GOLD RESOURCE CORPORATION

By:	/s/ Jason D. Reid
Jason D. Reid,
Chief Executive Officer, President, and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:

Ecember 7
/s/ Jason D. Reid Jason D. Reid	Chief Executive Officer, President and Director (Principal Executive Officer)	December 7, 2016

/s/ John A. Labate John A. Labate	Chief Financial Officer (Principal Financial and Accounting Officer)	December 7, 2016

/s/ Bill M. Conrad Bill M. Conrad	Chairman of the Board	December 7, 2016

/s/ Gary C. Huber Gary C. Huber	Director	December 7, 2016

/s/ Alex G. Morrison Alex G. Morrison	Director	December 7, 2016

Index to Exhibits

The following exhibits are filed with this registration statement:

Exhibit
Number	Description
4.1	Gold Resource Corporation 2016 Equity Incentive Plan (filed herewith).

5.1	Opinion of Polsinelli PC (filed herewith).

23.1	Consent of Polsinelli PC (contained in Exhibit 5.1).

23.2	Consent of KPMG LLP, Denver, Colorado (filed herewith).